SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2008

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

5 Aldermanbury Square,	Level 33, 120 Collins Street
London, EC2V 7HR, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

99.1	25 June 2008	Debt issue:
Rio Tinto prices US$5 billion of fixed rate bonds

99.2	1 July 2008	Trading statement:
Rio Tinto announces further iron ore price settlements

99.3	10 July 2008	Capital disposal:
Rio Tinto reaches agreement to see its Kintyre Uranium project for US$495 million

99.4	15 July 2008	Capital project:
Rio Tinto invests US$500 million for regional power upgrade in the Pilbara

99.5	15 July 2008	Trading statement:
Rio Tinto chosen to supply Wal-Mart with responsibly produced jewellery

99.6	16 July 2008	Operating report:
Second quarter 2008 operations review

99.7	29 July 2008	2008 Half year results of subsidiary:
Coal & Allied benefits from stronger coal prices

99.8	23 June 2008	Capital project:
Rio Tinto to invest US$2.15 billion in major expansion of Corumbá iron ore mine in Brazil

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Ben Mathews	By	/s/ Ben Mathews

Name	Ben Mathews	Name	Ben Mathews
Title	Secretary	Title	Assistant Secretary

Date	29 August 2008	Date	29 August 2008